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RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

April 3, 2012

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation
Form 20-F for the Fiscal Year ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Ms. Collins:

This letter is in response to your letter dated March 7, 2012, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of SINA Corporation (the “Company” or “SINA”).

Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by SINA’s response.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK  PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Consolidation, page F-7

1.                                      We note your response to our prior comment 2 where you state that the Share Transfer Agreements and Loan Repayment Agreements were entered into in anticipation of possible changes in applicable PRC laws.  Please further explain these possible changes in applicable PRC laws and when they are expected to be implemented.  In addition, considering that you believe a discussion of these agreements will enable investors to better understand the overall VIE structure and as it appears these agreements are used to analyze whether consolidation of the VIE is appropriate, it would seem that these agreements may be material contracts to your operations.  Please explain further why you believe it is not necessary to file these agreements as Exhibits.  Also, supplementally provide us with translated copies of these agreements.

SINA respectfully submits that PRC law restricts foreign-invested companies from investing in or operating value-added telecommunications businesses, including computer information services, MVAS and electronic mailbox services.  In addition, there are also uncertainties relating to the regulation of the Internet business in China, including but not limited to evolving licensing practices.  At the time SINA entered into the Share Transfer Agreements and Loan Repayment Agreements, SINA anticipated that such restrictions might be removed in the future to allow foreign-invested companies to operate value-added telecommunication and Internet businesses.  Therefore, these agreements were entered into to facilitate the transfer of the equity interests in the VIEs to SINA in the event these restrictions were in fact removed.  However, to date, such restrictions remain unchanged and it is uncertain when and if such restrictions will be removed.

SINA respectfully submits that the Share Transfer Agreements and Loan Repayment Agreements are supplementary and ancillary to the Loan Agreements.  SINA believes that the substantive rights and obligations of the Company and its wholly owned subsidiaries, the VIEs and their respective shareholders are set forth under the Loan Agreements, and no additional rights are further provided by the Share Transfer Agreements or Loan Repayment Agreements.  In response to the Staff’s comment, SINA will file the Share Transfer Agreements and Loan Repayment Agreements as exhibits to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011.  Translated copies of these agreements are attached hereto as Exhibit A.

2.                                      Your response to prior comment 2 indicates that the Trademark License Agreements are substantially covered by the Exclusive Technical Services Agreements.  Tell us what you mean by “substantially covered by” and specifically address the terms that are not covered by the Exclusive Technical Services Agreements.  Also, tell us whether the terms of the Exclusive Sales Agency Agreements are substantially covered by any other agreements.  In addition, we note that the Exclusive Sales Agency Agreements and Trademark License Agreements were entered into in anticipation of possible changes in the company’s business scope and business model which have been partially implemented but are not expected to be fully implemented in the foreseeable future.  Please further explain the changes that have been partially implemented and the possible scope and business model changes still to come and tell us the impact these

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changes had on your need for new agreements.  Also, tell us where you have included a discussion of such changes in your filing.  In addition, supplementally provide us with a translated copy of these agreements.

SINA respectfully submits that the Exclusive Technical Services Agreements set forth the substantive rights and obligations of SINA and its wholly owned subsidiaries on one hand and the VIEs on the other.  For example, the Exclusive Technical Services Agreements require the VIEs to appoint one of our wholly owned subsidiaries, to be the exclusive provider of all technical support and services to the VIEs, including technical licensing, technical transfer, technical services, equipment leasing and other services.  The VIEs are obligated to pay fees in exchange for these services and support.  The Exclusive Technical Services Agreements also provide that our wholly owned subsidiary and the VIEs may enter into separate technical license agreements to specify the details of the licensing.  SINA believes that trademark licensing is within in the scope of technical licensing and the key terms are already fully covered by the Exclusive Technical Services Agreements.  Therefore, the Trademark License Agreements just serve to provide further details regarding the main terms that are already contained within the Exclusive Technical Services Agreements.  Such details include the descriptions of the trademarks, territorial restrictions and licensing periods.  To date, SINA has generated all of its revenues from the VIEs through provision of technical services and has not generated any revenues from such trademark licensing arrangements.

SINA respectfully submits that there are no other agreements that cover the terms of the Exclusive Sales Agency Agreements.  Similar to the Exclusive Technical Services Agreements, the Exclusive Sales Agency Agreements require the VIEs to appoint one of our wholly owned subsidiaries to be the exclusive sales agent of all businesses operated by the VIEs.  The Exclusive Sales Agency Agreements also provide the details of such exclusive sales agency services, including the descriptions of sales agency services, territory of agency and periods of agency.  However, to date, the Exclusive Sales Agency Agreements have not been implemented as these agreements are designed to allow transfer of economic benefits through covering possible aspects of VIE’s operation in case Sina decides to enter into.  Therefore, SINA believes it is not necessary to file the Exclusive Sales Agency Agreements as exhibits.

SINA respectfully submits that the changes to SINA’s business scope and business model have not been implemented, even partially.  (The reference in our previous response to the changes being “not fully implemented” was not meant to imply that the changes had been partially implemented.)  The Exclusive Sales Agency Agreements were entered into to allow the Company to generate revenues from the VIEs in the form of sales agency fees in the event that the restrictions that prevent foreign-invested companies from operating MVAS and Internet businesses are removed.  Similarly, SINA entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs, but has not yet utilized those channels nor does it expect to do so in the foreseeable future.  Through these arrangements, SINA has the right to receive substantially all income generated by the VIEs, either through the provision of technical services only or in combination with trademark licensing and sales agency fees (if and when the latter is permitted under PRC laws).

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SINA respectfully submits that SINA has not disclosed possible changes to its business scope and business model in its Annual Reports on Form 20-F as SINA believes the current likelihood of such changes being implemented in the future is remote and in any event they would be unlikely to have any adverse effect on the Company’s business and results of operations.

As requested by the Staff, translated copies of these agreements are attached hereto as Exhibit B.

3.                                      Notwithstanding your response to our prior comment 3, please tell us when the E-Commerce Cooperation Agreement, Equipment and Leased Line Transfer Agreement, Business Cooperation Agreement, Advertising Production and Technical Services Agreement and the Advertising Publication and Cooperation Agreement were replaced by and combined into the Exclusive Technical Services Agreements.  In addition, please explain further what you mean when you state the Agreements were replaced “in order to standardize the economic benefit agreements with the VIEs.”

SINA respectfully submits that between 2003 and 2004, SINA replaced and combined the E-Commerce Cooperation Agreements, Equipment and Leased Line Transfer Agreements, Business Cooperation Agreements, Advertising Production and Technical Services Agreements and Advertising Publication and Cooperation Agreements into the Exclusive Technical Services Agreements while maintaining the same or similar terms, such as exclusivity provisions and payment of fees, in order to streamline and simplify the documentation.  This standardization and streamlining of the contractual arrangements is what was meant in the earlier response by “in order to standardize the economic benefit agreements with the VIEs.”  Between 2007 and 2010, SINA further revised these agreements, reflecting changes in the name and shareholders of the VIEs, as well as its wholly owned subsidiary through which SINA receives the economic benefits from the VIEs. SINA believes that none of these changes affects the transfer of economic benefits from the VIEs to SINA.

* * * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +86-10-5922-8002 (office) or by facsimile at +86-10-6563-6002.  Thank you.

Sincerely,

/s/ Alan D.Seem
Alan D. Seem

cc:	Charles Chao (President and Chief Executive Officer, SINA Corporation)

Herman Yu (Chief Financial Officer, SINA Corporation)

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[Letterhead of SINA Corporation]

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated April 3, 2012, SINA Corporation (the “Company”) acknowledges that:

•                                                the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Herman Yu

Herman Yu

Chief Financial Officer

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Share Transfer Agreement

This agreement (this “Agreement”) is entered into by and between the following parties on March 31, 2008 at Haidian District, Beijing:

Party A: Huixia Yan

ID Number: 440111681202422

Party B: SINA.com Technology (China) Co. Limited

Address: Room 1506, Ideal Int’l Mansion, No. 58, West Of North Forth Ring Rd., Haidian District, Beijing, China.

WHEREAS,

(1) Party A is a shareholder of Guangzhou Media Message Technologies, Inc. (“MMT”), who owns 55% equity interests of MMT (“Subject Interest”);

(2) Party A agrees to transfer the Subject Interest to Party B and Party B agrees to acquire the Subject Interest in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, the parties agree to the following:

1.                           Share Transfer

1.1                      Party A agrees to transfer the Subject Interest to Party B and Party B agrees to acquire the Subject Interest in accordance with the terms and conditions of this Agreement.

1.2                      If Party B is unable to directly acquire all or portion of the Subject Interest due to restrictions of the laws and regulation of the People’s Republic of China (“PRC”), Party A agrees to transfer the Subject Interest to any appropriate person designated by Party B, and the person designated by Party B shall be entitled to receive the Subject Interest in accordance with this Agreement.

2.                           Time of Transfer

2.1                      The time for the transfer of the Subject Interest under this Agreement shall be determined at the sole discretion of Party B.  Without violating the applicable PRC laws and regulations, Party B shall have the right to require Party A to transfer to Party B or any person designated by Party B all or portion of the Subject Interest at any time.

2.2                      Party A must execute any document required for the transfer of the Subject Interest within three work days from the date on which Party B makes the request for the transfer, and cooperate with the assigns of the Subject Interest in any other legal formalities related to the transfer of the Subject Interest.

3.                           Transfer Formalities

3.1                      After Party B notifies Party A of handling with the formalities in connection with the transfer of the Subject Interest, Party A shall procure MMT to go through the formalities with the competent telecommunication authority required for the approval of the transfer of the Subject Interest hereunder.

3.2                      Party A shall ensure that, after obtaining the approvals described in the above Section 3.1, MMT shall timely conduct the formalities required for the registration of the transfer of the Subject Interest with the companies registry with which MMT registered, in accordance with the applicable laws and regulations.

3.3                      Party A shall provide any and all necessary cooperation required for the approval and registration of the transfer of the Subject Interest, including, without limitation, any and all necessary legal documents related to the above formalities required by any competent governmental authority.

4.                           Transfer Price

4.1                      The total price for the transfer of the Subject Interest under this Agreement shall be RMB 5,500,000.

4.2                      In the case of transfer of portion of the Subject Interest, the parties agree to calculate the transfer price in accordance with the following formula: M1=M2×(S1÷S2), in which M1 represents the transfer price; M2 represents the total price of the transfer of the Subject Interest (i.e., RMB 4 million); S1 represents the number of the Subject Interest actually transferred to Party B or the person designated by Party B, and S2 represents the total number of the Subject Interest.

5.                           Consummation of the Transfer

5.1                      The date on which MMT shall have completed the registration of the change of the shareholder with the competent administration of industry and commerce and the assigns shall have become the sole person legally holds the Subject Interest, shall be the closing date of the equity transfer hereunder.

5.2                      Promptly from the closing date of the equity transfer hereunder, the assigns of the subject Interest shall replace Party A to become the shareholder of MMT and have the rights and assume the relevant obligations under PRC law and the articles of association of MMT, and Party A shall cease to have the rights and assume the obligations in connection with the Subject Interest that has been transferred to the assigns.

6.                           Payment

6.1                      Party B shall pay the transfer price of the Subject Interest to Party A within one year following the closing date of the equity transfer.

6.2                      The method of payment for the transfer of the Subject Interest shall be determined in the sole discretion of Party B.

7.                           Special Provisions

7.1                      From the effective date of this Agreement, without prior written consent of Party B, Party A shall not:

7.1.1             transfer the Subject Interest to any person other than Party B and the person designated by Party B;

7.1.2             create or permit creation of any security interests on the Subject Interest.

7.2                      From the effective date of this Agreement to the completion of the formalities in respect of the Subject Interest, Party A shall transfer to Party B all the voting rights enjoyed by it in its capacity as the shareholder under applicable law and the articles of association of MMT, which shall include, without limitation, the following rights:

7.2.1             to determine the operation policies and investment plans of MMT;

7.2.2             to elect and change the directors of MMT and determine the remuneration of the directors;

7.2.3             to elect and change the supervisor of MMT and determine the remuneration of the supervisor;

7.2.4             to review and approve the reports of the board of directors of MMT;

7.2.5             to review and approve the reports of the supervisor;

7.2.6             to review and approve the annual financial budget plans and final accounting plans of MMT;

7.2.7             to review and approve the profit distribution plans and loss make-up plans of MMT;

7.2.8             to make resolution on the increase or decrease of the registered capital of MMT;

7.2.9             to make resolution on the offering of corporate bonds of MMT;

7.2.10       to make resolution on the transfer of the capital contributed by the shareholders of MMT to any person other than a shareholder of MMT;

7.2.11       to make resolution on any merger, spin-off, change of corporate form of organization, dissolution and liquidation of MMT;

7.2.12       to make resolution on the scope of business of MMT;

7.2.13       to amend the articles of association of MMT;

7.2.14       to make determination on any change of the business or nature of the business of MMT;

7.2.15       to make determination on any borrowings from third parties or assumption of any liabilities in the name of MMT;

7.2.16       to make determination on the sale of any assets or rights of MMT to any third parties, including, without limitation, intellectual property rights;

7.2.17       to make determination on the creation of any security interests on any assets of MMT (including any tangible and intangible assets) for any purposes;

7.2.18       to transfer to any third party any agreement entered into by MMT; and

7.2.19       to determine any other rights that may materially affect any rights, obligations, assets or operation of MMT.

7.3                      If Party A fails to transfer the Subject Interest in accordance with this Agreement, in any event, the amount of the liquidated damages payable by Party A to Party B shall not be less than 200% of the then book value of the Subject Interest.

8.                            Representations, Warranties and Covenants

8.1                       Party A hereby represents, warrants and covenants to Party B that:

8.1.1             Party A has the power and authority to enter into this Agreement and perform its obligations under this Agreement.

8.1.2             Party A has duly performed its obligations to make capital contribution to MMT, and it has legal, complete and adequate ownership and power with respect to the Subject Interest hereunder.

8.1.3             MMT is a company with limited liability established and validly existing under the laws of PRC, and has obtained any and all approvals, authorizations, permits and consents required for the operation of its business; and MMT does not incur any event that may lead to any suspension or cancellation of such approvals, authorizations, permits, consents or any of its licenses.

8.1.4             The shareholders’ meeting of MMT has resolved to approve the transfer by Party A of the interests held by it in MMT to Party B, and the other shareholders have agreed in writing to waive their rights of first refusal to the Subject Interest.

8.1.5             Prior to the effectiveness of this Agreement, Party A does not establish or permit establishment of any security interest on the Subject Interest, and Party A will not establish or permit establishment of any security interest on the Subject Interest after the effectiveness of this Agreement without prior written consent of Party B;

8.1.6             There is, to the knowledge of Party A, not any event that has or may have any material adverse effect on the business operation of MMT; and

8.1.7             There is no pending or threatened litigation, arbitration or administrative proceedings against the Subject Interest and/or Party A.

8.2                      Party B hereby represents, warrants and covenants to Party A that:

8.2.1             Party B is a company with limited liability duly established and validly existing, has the power and authority to enter into this Agreement and perform its obligations under this Agreement.

8.2.2             Party B has obtained any and all authorization and consents to execute and perform this Agreement.

8.2.3             The execution by Party B of this Agreement will not result in any violation by Party B of any term, condition or provision under any contract, agreement or document to which it is a party, or release of any obligation of any person under such contract, agreement or document, or give any person the right to terminate any of its obligations under such contract, agreement or document.

9.                           Default Liabilities

9.1                      Any direct or indirect breach by either Party of any provision in this Agreement, or any failure of either Party to assume at all or to assume in time and in full any of its obligations under this Agreement shall constitute a default hereunder.  In such case, the non-defaulting Party (the “Non-defaulting Party”) shall notify the defaulting Party (the “Defaulting Party”) in writing to cure its breach and take adequate, effective and timely measures to eliminate the effect of such breach and indemnify the Non-defaulting Party against any and all the losses caused by such breach.

9.2                      Upon the occurrence of any breach which in the reasonable and objective judgment of the Non-defaulting Party has rendered it impossible or unfair for the Non-defaulting Party to perform its respective obligations hereunder, the Non-defaulting Party shall have the right to notify the Defaulting Party in writing that the Non-defaulting Party will suspend its performance of its respective obligations hereunder until the Defaulting Party has ceased such breach, taken adequate, effective and timely measures to eliminate the effect of such breach and indemnified the Non-defaulting Party against any and all the losses caused by such breach.

9.3                      The losses of the Non-defaulting Party caused by the breach of the Defaulting Party that are indemnifiable by the Defaulting Party shall include the direct economic losses and any and all foreseeable indirect losses and incidental expenses, including without limitation, attorney fees, litigation and arbitration costs, financial expenses and travelling expenses.  If there is any specific agreement with respect to the amount of liquidated damages hereunder, such agreement shall be followed.

10.                    Force Majeure

10.1                A “Force Majeure Event” means an event that is beyond the reasonable control of, or unforeseeable or even if foreseeable but unavoidable by both Parties, and would prevent, affect or delay the performance by either Party of its respective obligations hereunder, including without limitation, a governmental act, natural disaster, war, hacker attack or any other similar event.

10.2                The Party affected by a Force Majeure Event may suspend the performance of the obligation hereunder that is rendered unable to be performed due to the occurrence of such Force Majeure Event until the elimination of the effect of such Force Majeure Event, without any liabilities therefor; provided, however, that such Party shall try its best endeavors to overcome such Force Majeure Event and mitigate the adverse effect thereof.

10.3                The Party affected by a Force Majeure Event shall provide the other Party with legal certificate issued by a notary public office or any other appropriate authority located in the place where such event occurs to demonstrate the occurrence of such Force Majeure

Event.  Failure to provide such certificate shall entitle the other Party to bring a claim against the Party affected by such Force Majeure Event for the assumption of default liabilities.

11.                    Effectiveness, Amendment and Termination

11.1                This Agreement shall take effect on the date of execution and shall terminate upon the completion by both parties of their obligations hereunder.

11.2                The parties may amend in writing or early terminate this Agreement at any time upon agreement with each other.

12.                     Dispute Resolution

12.1                Any dispute between the Parties in relation to the interpretation or performance of any provision hereunder shall be resolved through amicable consultations between the Parties.

12.2                Any dispute fails to be so resolved through such consultations shall be referred to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in accordance with its then effective arbitration rules. The arbitration proceedings shall be conducted in Beijing in Chinese.  An arbitral award by the Commission shall be final and binding upon both Parties.

12.3                The conclusion, effectiveness, performance, interpretation and dispute resolution shall be governed by the laws of the PRC.

13.                     Miscellaneous

13.1                This Agreement shall be executed in two (2) counterparts with equal legal force and effect, with one (1) for each Party.

13.2                Headings herein are inserted for ease of reference only and shall not affect the interpretation of any provision herein.

13.3                The Parties may amend and supplement this Agreement by written agreements.  Any amendment or supplement to this Agreement executed by and between the Parties shall constitute an integral part hereof and shall have the equal legal force herewith.

13.4                In case any provision in this Agreement is or becomes invalid or unenforceable in whole or in part due to noncompliance with any law or governmental regulation or otherwise, the part of such provision affected thereby shall be deemed to have been deleted from this Agreement; provided, however, that such deletion shall not affect the legal force and effect of any other part of such provision or any other provision in this Agreement.  In such case, the Parties shall negotiate for a new provision to replace such invalid or unenforceable provision.

13.5                Unless otherwise specified herein, any failure of either Party to exercise or any delay of either Party in the exercise of any of its rights, powers or privileges hereunder shall not be deemed as a waiver of the exercise of such right, power or privilege.  Any single or partial exercise of any right, power or privilege shall not prejudice the exercise of any other right, power or privilege.

13.6                This Agreement shall constitute the entire agreement between the Parties in respect of the subject matter of the cooperation project, and shall supersede any and all the prior or contemporaneous agreements, understandings and communications, oral or written, between the Parties in respect of the subject matter of the cooperation project.  Except as expressly provided herein, there does not exist any express or implicit obligation or undertaking between the Parties.

13.7                This Agreement shall be binding on each party and its successors and permitted assigns.

13.8                Any matter not covered hereunder shall be subject to further negotiations between the Parties.

Huixia Yan		SINA.com Technology (China) Co., Ltd.

Signed by:	/s/ Huixia Yan	Signed by:	/s/ SINA.com Technology (China) Co., Ltd.
Authorized Representative:

Share Transfer Agreement

This agreement (this “Agreement”) is entered into by and between the following parties on March 31, 2008 at Haidian District, Beijing:

Party A: Bing Luo

ID Number: 440103700909033

Party B: SINA.com Technology (China) Co. Limited

Address: Room 1506, Ideal Int’l Mansion, No. 58, West Of North Forth Ring Rd., Haidian District, Beijing, China.

WHEREAS,

(1) Party A is a shareholder of Guangzhou Media Message Technologies, Inc. (“MMT”), who owns 45% equity interests of MMT (“Subject Interest”);

(2) Party A agrees to transfer the Subject Interest to Party B and Party B agrees to acquire the Subject Interest in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, the parties agree to the following:

1.                            Share Transfer

1.1                       Party A agrees to transfer the Subject Interest to Party B and Party B agrees to acquire the Subject Interest in accordance with the terms and conditions of this Agreement.

1.2                       If Party B is unable to directly acquire all or portion of the Subject Interest due to restrictions of the laws and regulation of the People’s Republic of China (“PRC”), Party A agrees to transfer the Subject Interest to any appropriate person designated by Party B, and the person designated by Party B shall be entitled to receive the Subject Interest in accordance with this Agreement.

2.                            Time of Transfer

2.1                       The time for the transfer of the Subject Interest under this Agreement shall be determined at the sole discretion of Party B.  Without violating the applicable PRC laws and regulations, Party B shall have the right to require Party A to transfer to Party B or any person designated by Party B all or portion of the Subject Interest at any time.

2.2                       Party A must execute any document required for the transfer of the Subject Interest within three work days from the date on which Party B makes the request for the transfer, and cooperate with the assigns of the Subject Interest in any other legal formalities related to the transfer of the Subject Interest.

3.                            Transfer Formalities

3.1                       After Party B notifies Party A of handling with the formalities in connection with the transfer of the Subject Interest, Party A shall procure MMT to go through the formalities with the competent telecommunication authority required for the approval of the transfer of the Subject Interest hereunder.

3.2                       Party A shall ensure that, after obtaining the approvals described in the above Section 3.1, MMT shall timely conduct the formalities required for the registration of the transfer of the Subject Interest with the companies registry with which MMT registered, in accordance with the applicable laws and regulations.

3.3                       Party A shall provide any and all necessary cooperation required for the approval and registration of the transfer of the Subject Interest, including, without limitation, any and all necessary legal documents related to the above formalities required by any competent governmental authority.

4.                            Transfer Price

4.1                       The total price for the transfer of the Subject Interest under this Agreement shall be RMB 4,500,000.

4.2                       In the case of transfer of portion of the Subject Interest, the parties agree to calculate the transfer price in accordance with the following formula: M1=M2×(S1÷S2), in which M1 represents the transfer price; M2 represents the total price of the transfer of the Subject Interest (i.e., RMB 3 million); S1 represents the number of the Subject Interest actually transferred to Party B or the person designated by Party B, and S2 represents the total number of the Subject Interest.

5.                            Consummation of the Transfer

5.1                       The date on which MMT shall have completed the registration of the change of the shareholder with the competent administration of industry and commerce and the assigns shall have become the sole person legally holds the Subject Interest, shall be the closing date of the equity transfer hereunder.

5.2                       Promptly from the closing date of the equity transfer hereunder, the assigns of the subject Interest shall replace Party A to become the shareholder of MMT and have the rights and assume the relevant obligations under PRC law and the articles of association of MMT, and Party A shall cease to have the rights and assume the obligations in connection with the Subject Interest that has been transferred to the assigns.

6.                            Payment

6.1                       Party B shall pay the transfer price of the Subject Interest to Party A within one year following the closing date of the equity transfer.

6.2                       The method of payment for the transfer of the Subject Interest shall be determined in the sole discretion of Party B.

7.                            Special Provisions

7.1                       From the effective date of this Agreement, without prior written consent of Party B, Party A shall not:

7.1.1             transfer the Subject Interest to any person other than Party B and the person designated by Party B;

7.1.2             create or permit creation of any security interests on the Subject Interest.

7.2                       From the effective date of this Agreement to the completion of the formalities in respect of the Subject Interest, Party A shall transfer to Party B all the voting rights enjoyed by it in its capacity as the shareholder under applicable law and the articles of association of MMT, which shall include, without limitation, the following rights:

7.2.1             to determine the operation policies and investment plans of MMT;

7.2.2             to elect and change the directors of MMT and determine the remuneration of the directors;

7.2.3             to elect and change the supervisor of MMT and determine the remuneration of the supervisor;

7.2.4             to review and approve the reports of the board of directors of MMT;

7.2.5             to review and approve the reports of the supervisor;

7.2.6             to review and approve the annual financial budget plans and final accounting plans of MMT;

7.2.7             to review and approve the profit distribution plans and loss make-up plans of MMT;

7.2.8             to make resolution on the increase or decrease of the registered capital of MMT;

7.2.9             to make resolution on the offering of corporate bonds of MMT;

7.2.10       to make resolution on the transfer of the capital contributed by the shareholders of MMT to any person other than a shareholder of MMT;

7.2.11       to make resolution on any merger, spin-off, change of corporate form of organization, dissolution and liquidation of MMT;

7.2.12       to make resolution on the scope of business of MMT;

7.2.13       to amend the articles of association of MMT;

7.2.14       to make determination on any change of the business or nature of the business of MMT;

7.2.15       to make determination on any borrowings from third parties or assumption of any liabilities in the name of MMT;

7.2.16       to make determination on the sale of any assets or rights of MMT to any third parties, including, without limitation, intellectual property rights;

7.2.17       to make determination on the creation of any security interests on any assets of MMT (including any tangible and intangible assets) for any purposes;

7.2.18       to transfer to any third party any agreement entered into by MMT; and

7.2.19       to determine any other rights that may materially affect any rights, obligations, assets or operation of MMT.

7.3                      If Party A fails to transfer the Subject Interest in accordance with this Agreement, in any event, the amount of the liquidated damages payable by Party A to Party B shall not be less than 200% of the then book value of the Subject Interest.

8.                            Representations, Warranties and Covenants

8.1                       Party A hereby represents, warrants and covenants to Party B that:

8.1.1             Party A has the power and authority to enter into this Agreement and perform its obligations under this Agreement.

8.1.2             Party A has duly performed its obligations to make capital contribution to MMT, and it has legal, complete and adequate ownership and power with respect to the Subject Interest hereunder.

8.1.3             MMT is a company with limited liability established and validly existing under the laws of PRC, and has obtained any and all approvals, authorizations, permits and consents required for the operation of its business; and MMT does not incur any event that may lead to any suspension or cancellation of such approvals, authorizations, permits, consents or any of its licenses.

8.1.4             The shareholders’ meeting of MMT has resolved to approve the transfer by Party A of the interests held by it in MMT to Party B, and the other shareholders have agreed in writing to waive their rights of first refusal to the Subject Interest.

8.1.5             Prior to the effectiveness of this Agreement, Party A does not establish or permit establishment of any security interest on the Subject Interest, and Party A will not establish or permit establishment of any security interest on the Subject Interest after the effectiveness of this Agreement without prior written consent of Party B;

8.1.6             There is, to the knowledge of Party A, not any event that has or may have any material adverse effect on the business operation of MMT; and

8.1.7             There is no pending or threatened litigation, arbitration or administrative proceedings against the Subject Interest and/or Party A.

8.2                      Party B hereby represents, warrants and covenants to Party A that:

8.2.1             Party B is a company with limited liability duly established and validly existing, has the power and authority to enter into this Agreement and perform its obligations under this Agreement.

8.2.2             Party B has obtained any and all authorization and consents to execute and perform this Agreement.

8.2.3             The execution by Party B of this Agreement will not result in any violation by Party B of any term, condition or provision under any contract, agreement or document to which it is a party, or release of any obligation of any person under such contract, agreement or document, or give any person the right to terminate any of its obligations under such contract, agreement or document.

9.                           Default Liabilities

9.1                      Any direct or indirect breach by either Party of any provision in this Agreement, or any failure of either Party to assume at all or to assume in time and in full any of its obligations under this Agreement shall constitute a default hereunder.  In such case, the non-defaulting Party (the “Non-defaulting Party”) shall notify the defaulting Party (the “Defaulting Party”) in writing to cure its breach and take adequate, effective and timely measures to eliminate the effect of such breach and indemnify the Non-defaulting Party against any and all the losses caused by such breach.

9.2                      Upon the occurrence of any breach which in the reasonable and objective judgment of the Non-defaulting Party has rendered it impossible or unfair for the Non-defaulting Party to perform its respective obligations hereunder, the Non-defaulting Party shall have the right to notify the Defaulting Party in writing that the Non-defaulting Party will suspend its performance of its respective obligations hereunder until the Defaulting Party has ceased such breach, taken adequate, effective and timely measures to eliminate the effect of such breach and indemnified the Non-defaulting Party against any and all the losses caused by such breach.

9.3                      The losses of the Non-defaulting Party caused by the breach of the Defaulting Party that are indemnifiable by the Defaulting Party shall include the direct economic losses and any and all foreseeable indirect losses and incidental expenses, including without limitation, attorney fees, litigation and arbitration costs, financial expenses and travelling expenses.  If there is any specific agreement with respect to the amount of liquidated damages hereunder, such agreement shall be followed.

10.                    Force Majeure

10.1                A “Force Majeure Event” means an event that is beyond the reasonable control of, or unforeseeable or even if foreseeable but unavoidable by both Parties, and would prevent, affect or delay the performance by either Party of its respective obligations hereunder, including without limitation, a governmental act, natural disaster, war, hacker attack or any other similar event.

10.2                The Party affected by a Force Majeure Event may suspend the performance of the obligation hereunder that is rendered unable to be performed due to the occurrence of such Force Majeure Event until the elimination of the effect of such Force Majeure Event, without any liabilities therefor; provided, however, that such Party shall try its best endeavors to overcome such Force Majeure Event and mitigate the adverse effect thereof.

10.3                The Party affected by a Force Majeure Event shall provide the other Party with legal certificate issued by a notary public office or any other appropriate authority located in the place where such event occurs to demonstrate the occurrence of such Force Majeure

Event.  Failure to provide such certificate shall entitle the other Party to bring a claim against the Party affected by such Force Majeure Event for the assumption of default liabilities.

11.                    Effectiveness, Amendment and Termination

11.1                This Agreement shall take effect on the date of execution and shall terminate upon the completion by both parties of their obligations hereunder.

11.2                The parties may amend in writing or early terminate this Agreement at any time upon agreement with each other.

12.                    Dispute Resolution

12.1                Any dispute between the Parties in relation to the interpretation or performance of any provision hereunder shall be resolved through amicable consultations between the Parties.

12.2                Any dispute fails to be so resolved through such consultations shall be referred to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in accordance with its then effective arbitration rules. The arbitration proceedings shall be conducted in Beijing in Chinese.  An arbitral award by the Commission shall be final and binding upon both Parties.

12.3                The conclusion, effectiveness, performance, interpretation and dispute resolution shall be governed by the laws of the PRC.

13.                    Miscellaneous

13.1                This Agreement shall be executed in two (2) counterparts with equal legal force and effect, with one (1) for each Party.

13.2                Headings herein are inserted for ease of reference only and shall not affect the interpretation of any provision herein.

13.3                The Parties may amend and supplement this Agreement by written agreements.  Any amendment or supplement to this Agreement executed by and between the Parties shall constitute an integral part hereof and shall have the equal legal force herewith.

13.4                In case any provision in this Agreement is or becomes invalid or unenforceable in whole or in part due to noncompliance with any law or governmental regulation or otherwise, the part of such provision affected thereby shall be deemed to have been deleted from this Agreement; provided, however, that such deletion shall not affect the legal force and effect of any other part of such provision or any other provision in this Agreement.  In such case, the Parties shall negotiate for a new provision to replace such invalid or unenforceable provision.

13.5                Unless otherwise specified herein, any failure of either Party to exercise or any delay of either Party in the exercise of any of its rights, powers or privileges hereunder shall not be deemed as a waiver of the exercise of such right, power or privilege.  Any single or partial exercise of any right, power or privilege shall not prejudice the exercise of any other right, power or privilege.

13.6                This Agreement shall constitute the entire agreement between the Parties in respect of the subject matter of the cooperation project, and shall supersede any and all the prior or contemporaneous agreements, understandings and communications, oral or written, between the Parties in respect of the subject matter of the cooperation project.  Except as expressly provided herein, there does not exist any express or implicit obligation or undertaking between the Parties.

13.7                This Agreement shall be binding on each party and its successors and permitted assigns.

13.8                Any matter not covered hereunder shall be subject to further negotiations between the Parties.

Bing Luo		SINA.com Technology (China) Co., Ltd.

Signed by:	/s/ Bing Luo	Signed by:	/s/ SINA.com Technology (China) Co., Ltd.
Authorized Representative:

Loan Repayment Agreement

This Agreement is entered into this 31st day of March, 2008 in Haidian District, Beijing, by and between the following two parties:

Party A: Yan Huixia (the “Borrower”)

ID Card No.: 440111681202422

Party A:	SINA.com Technology (China) Co., Ltd. (“Sina”)
Address:	Rm. 1506, Beijing Ideal International Plaza, 58 West of Northern 4th Ring Road, Haidian District, Beijing

Borrower and Sina hereinafter each a “Party”, and collectively the “Parties”.

Whereas:

(1)       As of the date hereof, in order to acquire the 55% equity interest in Guangzhou Media Message Technologies, Inc. (“MMT”), the Borrower entered into a certain Loan Agreement (the “Loan Agreement”) with Sina, whereby, the Borrower obtained a loan from Sina in an amount of Five Million Five Hundred Thousand Renminbi Yuan (RMB 5,500,000) (the “Loan”), and the Loan has not been repaid yet;

(2)       The Borrower and Sina entered into a certain Equity Transfer Agreement dated March 31, 2008 (the “ETA”), whereunder, the Borrower agreed to transfer to Sina or any party designated by Sina (the “Transferee”) the 55% equity interest held by the Borrower in MMT (the “Subject Interest”) and in consideration of such transfer, the Transferee shall pay the Borrower Five Million Five Hundred Thousand Renminbi Yuan (RMB 5,500,000) as the aggregate purchase price (the “Purchase Price”) of the Subject Interest upon the consummation of such transfer; and

(3)       The Parties have agreed to offset the debt owed by the Borrower to Sina under the Repayment Agreement against Sina’s obligation for payment of the Purchase Price to the Borrower under the ETA,

NOW, THEREFORE, after consultations, the Parties reach agreement as follows with respect to the debt set-off and the repayment of the Loan:

1.         Debt Set-off

1.1        In the event that the Borrower transfers a portion of the Subject Interest to a Transferee designated by Sina in accordance with the ETA, the portion of the debt owed by the Borrower to Sina under the Loan Agreement equivalent to the portion of the Purchase Price of such portion of the Subject Interest shall be offset against such Transferee’s obligation towards the Borrower for the payment of such portion of the Purchase Price of

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such portion of the Subject Interest.  In other words, upon the consummation of the transfer from the Borrower to the Transferee of a portion of the Subject Interest, it shall be deemed that the Borrower has repaid a portion of the debt owed by the Borrower to Sina under the Loan Agreement equivalent to the portion of the Purchase Price of such portion of the Subject Interest.  The amount of any such repayment shall be calculated at the following formula: X =   T×  (A÷B), where, X stands for the amount repaid by the Borrower; and T stands for the total amount of the debt owed by the Borrower to Sina; A stands for the amount of the Subject Interest that has been transferred to the Transferee; and B stands for the total amount of the Subject Interest.

1.2        Upon the consummation of the transfer from the Borrower to the Transferee of the total amount of the Subject Interest, the debt owed by the Borrower to Sina under the Loan Agreement shall be offset against any and all the Transferee’s obligation for payment to the Borrower of the Purchase Price of the Subject Interest under the ETA.  As a result, the Borrower shall not be required to perform its obligation to make repayment to Sina under the Loan Agreement and the Transferee shall not be required to perform its obligation to pay any Purchase Price to the Borrower under the ETA.

2.         Repayment of the Loan

2.1        Sina may not request the Borrower to repay any debt owed by the Borrower to Sina under the Loan Agreement in any way other than through the set-off of such debt against the transfer of the Subject Interest as contemplated hereunder.  Similarly, the Borrower may not request the Transferee to pay the Borrower any portion of the Purchase Price under the ETA in any way other than through the debt set-off as contemplated hereunder.

2.2        The Borrower shall transfer the Subject Interest to the Transferee in accordance with the ETA and satisfy all its debt owed to Sina under the Loan Agreement through the debt set-off as contemplated hereunder.  Without prior written consent of Sina, the Borrower may not repay any debt owed by the Borrower to Sina under the Loan Agreement in any way other than through the set-off of such debt against the transfer of the Subject Interest as contemplated hereunder.

2.3        As from the date of effectiveness of this Agreement, the timing for the Borrower’s repayment of any portion of the Loan under the Loan Agreement shall be determined by Sina at its sole discretion.  Sina shall have the right to request at any time the Borrower to repay Sina all or any portion of the Loan in the way contemplated hereunder.

2.4        In case of any discrepancy between any provision in the Loan Agreement and the preceding provision, the preceding provision shall prevail.

2.5        In the event that the Borrower is rendered unable to transfer to the Transferee any Subject Interest due to any law or regulation of the People’s Republic of China (the PRC”) or any substantive obstacle encountered in the actual performance of this Agreement, the Parties shall, by adhering to the principal of equality, mutual benefit and good faith, determine

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through negotiations, a specific approach to repay the Loan that is closed to the intent of this Agreement.

3.         Effectiveness, Amendment and Termination

3.1        This Agreement shall take effect upon being signed by both Parties and shall expire upon the complete performance by each Party of all its respective obligations hereunder.

3.2        After having reached agreement through negotiations, the Parties may at any time amend or prematurely terminate this Agreement by written agreement.

4.         Default Liabilities

4.1        Any direct or indirect breach by either Party of any provision in this Agreement, or any failure of either Party to assume at all or to assume in time and in full any of its obligations under this Agreement shall constitute a default hereunder.  In such case, the non-defaulting Party (the “Non-defaulting Party”) shall notify the defaulting Party (the “Defaulting Party”) in writing to cure its breach and take adequate, effective and timely measures to eliminate the effect of such breach and indemnify the Non-defaulting Party against any and all the losses caused by such breach.

4.2        Upon the occurrence of any breach which in the reasonable and objective judgment of the Non-defaulting Party has rendered it impossible or unfair for the Non-defaulting Party to perform its respective obligations hereunder, the Non-defaulting Party shall have the right to notify the Defaulting Party in writing that the Non-defaulting Party will suspend its performance of its respective obligations hereunder until the Defaulting Party has ceased such breach, taken adequate, effective and timely measures to eliminate the effect of such breach and indemnified the Non-defaulting Party against any and all the losses caused by such breach.

4.3        The losses of the Non-defaulting Party caused by the breach of the Defaulting Party that are indemnifiable by the Defaulting Party shall include the direct economic losses and any and all foreseeable indirect losses and incidental expenses, including without limitation, attorney fees, litigation and arbitration costs, financial expenses and travelling expenses.

5.         Dispute Resolution

5.1       Any dispute between the Parties in relation to the interpretation or performance of any provision hereunder shall be resolved through amicable consultations between the Parties.

5.2        Any dispute fails to be so resolved through such consultations shall be referred to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in accordance with its then effective arbitration rules. The arbitration proceedings shall be conducted in

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Beijing in Chinese.  The arbitral award by the Commission shall be final and binding upon both Parties.

5.3        The conclusion, effectiveness, performance, interpretation and dispute resolution shall be governed by the laws of the PRC.

6.         Miscellaneous

6.1        In case any prior mutual understanding or agreement between the Parties in respect of any relevant subject matter hereunder conflicts with this Agreement, this Agreement shall prevail.

6.2        Headings herein are inserted for ease of reference only and shall not affect the interpretation of any provision herein.

6.3        This Agreement shall be binding upon both Parties and their respective successors, heirs and permitted assigns.

6.4        In case any provision in this Agreement is or becomes invalid or unenforceable in whole or in part due to noncompliance with any law or governmental regulation or otherwise, the part of such provision affected thereby shall be deemed to have been deleted from this Agreement; provided, however, that such deletion shall not affect the legal force and effect of any other part of such provision or any other provision in this Agreement.  In such case, the Parties shall negotiate for a new provision to replace such invalid or unenforceable provision.

6.5        Unless otherwise specified herein, any failure of either Party to exercise or any delay of either Party in the exercise of any of its rights, powers or privileges hereunder shall not be deemed as a waiver of the exercise of such right, power or privilege.  Any single or partial exercise of any right, power or privilege shall not prejudice the exercise of any other right, power or privilege.

6.6        This Agreement shall be executed in two (2) counterparts with equal legal force and effect, with one (1) for each Party.

6.7        Any matter not covered hereunder shall be subject to further negotiations between the Parties.

Yan Huixia	SINA.com Technology (China) Co., Ltd.

Signed in person by:	Signed by:	/s/ SINA.com Technology (China) Co., Ltd.
/s/ Yan Huixia		Authorized Representative:
Yan Huixia

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Loan Repayment Agreement

This Agreement is entered into this 31st day of March, 2008 in Haidian District, Beijing, by and between the following two parties:

Party A: Luo Bing (the “Borrower”)

ID Card No.: 440103700909033

Party A:	SINA.com Technology (China) Co., Ltd. (“Sina”)
Address:	Rm. 1506, Beijing Ideal International Plaza, 58 West of Northern 4th Ring Road, Haidian District, Beijing

Borrower and Sina hereinafter each a “Party”, and collectively the “Parties”.

Whereas:

(4)       As of the date hereof, in order to acquire the 45% equity interest in Guangzhou Media Message Technologies, Inc. (“MMT”), the Borrower entered into a certain Loan Agreement (the “Loan Agreement”) with Sina, whereby, the Borrower obtained a loan from Sina in an amount of Four Million Five Hundred Thousand Renminbi Yuan (RMB 4,500,000) (the “Loan”), and the Loan has not been repaid yet;

(5)       The Borrower and Sina entered into a certain Equity Transfer Agreement dated March 31, 2008 (the “ETA”), whereunder, the Borrower agreed to transfer to Sina or any party designated by Sina (the “Transferee”) the 45% equity interest held by the Borrower in MMT (the “Subject Interest”) and in consideration of such transfer, the Transferee shall pay the Borrower Five Million Four Hundred Thousand Renminbi Yuan (RMB 4,500,000) as the aggregate purchase price (the “Purchase Price”) of the Subject Interest upon the consummation of such transfer; and

(6)       The Parties have agreed to offset the debt owed by the Borrower to Sina under the Repayment Agreement against Sina’s obligation for payment of the Purchase Price to the Borrower under the ETA,

NOW, THEREFORE, after consultations, the Parties reach agreement as follows with respect to the debt set-off and the repayment of the Loan:

1.         Debt Set-off

1.1        In the event that the Borrower transfers a portion of the Subject Interest to a Transferee designated by Sina in accordance with the ETA, the portion of the debt owed by the Borrower to Sina under the Loan Agreement equivalent to the portion of the Purchase Price of such portion of the Subject Interest shall be offset against such Transferee’s obligation towards the Borrower for the payment of such portion of the Purchase Price of

5

such portion of the Subject Interest.  In other words, upon the consummation of the transfer from the Borrower to the Transferee of a portion of the Subject Interest, it shall be deemed that the Borrower has repaid a portion of the debt owed by the Borrower to Sina under the Loan Agreement equivalent to the portion of the Purchase Price of such portion of the Subject Interest.  Any amount of any such repayment shall be calculated at the following formula: X =   T× (A÷B), where, X stands for the amount repaid by the Borrower; and T stands for the total amount of the debt owed by the Borrower to Sina; A stands for the amount of the Subject Interest that has been transferred to the Transferee; and B stands for the total amount of the Subject Interest.

1.2        Upon the consummation of the transfer from the Borrower to the Transferee of the total amount of the Subject Interest, the debt owed by the Borrower to Sina under the Loan Agreement shall be offset against all the Transferee’s obligation for payment to the Borrower of the Purchase Price of the Subject Interest under the ETA.  As a result, the Borrower shall not be required to perform its obligation to make repayment to Sina under the Loan Agreement and the Transferee shall not be required to perform its obligation to pay any Purchase Price to the Borrower under the ETA.

2.         Repayment of the Loan

2.1        Sina may not request the Borrower to repay any debt owed by the Borrower to Sina under the Loan Agreement in any way other than through the set-off of such debt against the transfer of the Subject Interest as contemplated hereunder.  Similarly, the Borrower may not request the Transferee to pay the Borrower any portion of the Purchase Price under the ETA in any way other than through the debt set-off as contemplated hereunder.

2.2        The Borrower shall transfer the Subject Interest to the Transferee in accordance with the ETA in satisfaction of all its debt owed to Sina under the Loan Agreement through the debt set-off as contemplated hereunder.  Without prior written consent of Sina, the Borrower may not repay any debt owed by it to Sina under the Loan Agreement in any way other than through the set-off of such debt against the transfer of the Subject Interest as contemplated hereunder.

2.3        As from the date of effectiveness of this Agreement, the timing for the Borrower’s repayment of any portion of the Loan under the Loan Agreement shall be determined by Sina at its sole discretion.  Sina shall have the right to request at any time the Borrower to repay Sina all or any portion of the Loan in the way contemplated hereunder.

2.4        In case of any discrepancy between any provision in the Loan Agreement and the preceding provision, the preceding provision shall prevail.

2.5        In the event that the Borrower is rendered unable to transfer to the Transferee any Subject Interest due to any law or regulation of the People’s Republic of China (the “PRC”) or any substantive obstacle encountered in the actual performance of this Agreement, the Parties shall, by adhering to the principal of equality, mutual benefit and good faith,

6

determine through negotiations, a specific approach to repay the Loan that is closest to the intent of this Agreement.

3.         Effectiveness, Amendment and Termination

3.1        This Agreement shall take effect upon being signed by both Parties and shall expire upon the complete performance by each Party of all its respective obligations hereunder.

3.2        After having reached agreement through negotiations, the Parties may at any time amend or prematurely terminate this Agreement by written agreement.

4.         Default Liabilities

4.1        Any direct or indirect breach by either Party of any provision in this Agreement, or any failure of either Party to assume at all or to assume in time and in full any of its obligations under this Agreement shall constitute a default hereunder.  In such case, the non-defaulting Party (the “Non-defaulting Party”) shall notify the defaulting Party (the “Defaulting Party”) in writing to cure its breach and take adequate, effective and timely measures to eliminate the effect of such breach and indemnify the Non-defaulting Party against any and all the losses caused by such breach.

4.2        Upon the occurrence of any breach which in the reasonable and objective judgment of the Non-defaulting Party has rendered it impossible or unfair for the Non-defaulting Party to perform its respective obligations hereunder, the Non-defaulting Party shall have the right to notify the Defaulting Party in writing that the Non-defaulting Party will suspend its performance of its respective obligations hereunder until the Defaulting Party has ceased such breach, taken adequate, effective and timely measures to eliminate the effect of such breach and indemnified the Non-defaulting Party against any and all the losses caused by such breach.

4.3        The losses of the Non-defaulting Party caused by the breach of the Defaulting Party that are indemnifiable by the Defaulting Party shall include the direct economic losses and any and all foreseeable indirect losses and incidental expenses, including without limitation, attorney fees, litigation and arbitration costs, financial expenses and travelling expenses.

5.         Dispute Resolution

5.1        Any dispute between the Parties in relation to the interpretation or performance of any provision hereunder shall be resolved through amicable consultations between the Parties.

5.2        Any dispute fails to be so resolved through such consultations shall be referred to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in accordance with its then effective arbitration rules. The arbitration

7

proceedings shall be conducted in Beijing in Chinese.  An arbitral award by the Commission shall be final and binding upon both Parties.

5.3        The conclusion, effectiveness, performance, interpretation and dispute resolution shall be governed by the laws of the PRC.

6.         Miscellaneous

6.1        In case any prior mutual understanding or agreement between the Parties in respect of any relevant subject matter hereunder conflicts with this Agreement, this Agreement shall prevail.

6.2        Headings herein are inserted for ease of reference only and shall not affect the interpretation of any provision herein.

6.3        This Agreement shall be binding upon both Parties and their respective successors, heirs and permitted assigns.

6.4        In case any provision in this Agreement is or becomes invalid or unenforceable in whole or in part due to noncompliance with any law or governmental regulation or otherwise, the part of such provision affected thereby shall be deemed to have been deleted from this Agreement; provided, however, that such deletion shall not affect the legal force and effect of any other part of such provision or any other provision in this Agreement.  In such case, the Parties shall negotiate for a new provision to replace such invalid or unenforceable provision.

6.5        Unless otherwise specified herein, any failure of either Party to exercise or any delay of either Party in the exercise of any of its rights, powers or privileges hereunder shall not be deemed as a waiver of the exercise of such right, power or privilege.  Any single or partial exercise of any right, power or privilege shall not prejudice the exercise of any other right, power or privilege.

6.6        This Agreement shall be executed in two (2) counterparts with equal legal force and effect, with one (1) for each Party.

6.7        Any matter not covered hereunder shall be subject to further negotiations between the Parties.

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Luo Bing	SINA.com Technology (China) Co., Ltd.

Signed in person by:	Signed by:	/s/ SINA.com Technology (China) Co., Ltd.
/s/ Luo Bing		Authorized Representative:
Luo Bing

9

Trademark License Agreement

This Trademark License Agreement (this “Agreement”) is entered into this 31st day of March, 2008 in Haidian District, Beijing, by and between the following two parties:

Party A:  SINA.com Technology (China) Co., Ltd.

Address:                                               Rm. 1506, Beijing Ideal International Plaza, 58 West of Northern 4th Ring Road, Haidian District, Beijing

Party B:  Guangzhou Media Message Technologies, Inc.

Address:                                               Rm. 1704, Tower A, Gaoke Mansion, 906 North Tianhe Road, Tianhe District, Guangzhou

Whereas:

(1)                      Party A has been granted through license the right to use the trademarks “SINA”, “sina symbol”, and “新浪网”(hereinafter each a “Licensed Trademark” and collectively the “Licensed Trademarks”) as set forth in detail in Exhibit A hereto;

(2)                      Party B desires to use the Licensed Trademarks in its production and operation and agrees to comply with the terms and the conditions in this Agreement in such use; and

(3)                      Party A agrees to grant Party B, and Party B agrees to obtain from Party A, an authorization to use the Licensed Trademarks in Party A’s possession, in accordance with this Agreement.

Party A and Party B hereinafter each a “Party”, and collectively the “Parties”.

With a view to safeguarding Party A’s legal interests to the Licensed Trademark and Party B’s lawful use of the Licensed Trademarks, by adhering to the principle of equality and mutual benefit and after friendly consultations, the Parties hereby reach agreement as follows with respect to the use of the Licensed Trademarks:

1.                            Grant of License

1.1                       On the terms and subject to the conditions in this Agreement, Party A agrees to grant Party B a license with respect to Party A’s use right to the Licensed Trademarks, which license shall be as set forth below:

1.1.1                        “Licensed Territory”: the territory of the People’s Republic of China (the “PRC”), excluding Hong Kong, Taiwan, and Macau.

1.1.2                        “Licensed Term”: this Agreement shall remain effective for a term of one year commencing from the date of effectiveness (the “Initial Licensed Term”), and shall be extended automatically for another term of one year upon the expiration

1

of the Initial Licensed Term subject to Party A’s consent, so on and so forth.

1.1.3                        “Licensed Manner of Use”: subject to the scope of goods and services set forth on the Trademark Registration Certificate of each Licensed Trademark, on the terms of this Agreement, Party B may use on any of its products or services, any Licensed Trademark of the class into which such product or item falls and may market any of its products or services under the Licensed Trademarks.  In addition, within the Licensed Term, Party B shall have the right to use the whole or any part of any Licensed Trademark in its corporate name.

1.2                       Party B agrees to pay Party A corresponding license fees in consideration of Party A’s grant to it of the license with respect to the Licensed Trademarks, which shall be payable in an amount, at an time and in the manner as further agreed between the Parties after consultations.

2.                            Restrictions on Use

2.1                       In its use of the Licensed Trademarks, Party B shall comply with all the applicable laws and regulations and obtain all the appropriate governmental approvals related to all its activities in which the Licensed Trademarks are used.  Meanwhile, Party B shall conduct its operational activities at the highest standard and quality to ensure that the Licensed Trademarks and the brand image of Party A will not be adversely affected by Party B’s use of the same.

2.2                       The license granted to Party B by Party A hereunder shall be for Party B’s use of the Licensed Trademarks within the Licensed Term and within the Licensed Territory only.  What is more, Party B may not use any Licensed Trademark on any other goods or services other than those covered by the scope of the goods and services set forth on the Trademark Registration Certificate of such Licensed Trademark.  Except as specified above, Party B may not use any Licensed Trademark at any time, within any territory or in any manner, whether directly or in directly.

2.3                       Party B agrees that it shall use the right granted to it by Party A hereunder only in accordance with this Agreement, and may not use such right in any manner which may be considered by Party A to be cheating, misleading or otherwise detrimental to any of Party A’s interests.

2.4                       Party B shall submit to Party A for approval, and shall make any revision to as requested by Party A, the sample of any product, packing, label, advertisement, or any other materials bearing any Licensed Trademark.

2.5                       Party A shall have the right to control any activities of Party B in which any Licensed Trademark is used, and request Party B to cease any of its activities which may be deemed by Party A to be detrimental to any of Party A’s business, reputation or goodwill under the Licensed Trademarks, and Party B shall agree to promptly comply with all the instructions and requests of Party A in that aspect.

2.6                       Within the term of effectiveness of this Agreement (the “Term”), Party A or any of its duly authorized representatives shall have the right to inspect the manner and the

2

materials in which any Licensed Trademark is used by Party B so as to determine whether Party B’s operational activities comply with this Agreement, with each of Party A and Party B to be responsible for its own expenses incurred in connection therewith.

2.7                       Without prior written consent of Party A, Party B may not assign or sublicense to any third party or create any security interest of any form on, the license granted to it hereunder by Party A.

2.8                       Upon the termination of this Agreement or the license granted hereunder for any reason, Party B’s right to use any Licensed Trademark shall immediately cease.  In addition, Party B hereby undertakes that without prior written consent of Party A, at any time after the termination of this Agreement, (i) it may not register or use any Licensed Trademark or any service mark, any other name, symbol, word, trade dress, color, design or pattern similar to any Licensed Trademark; (ii) it may not use or register any Licensed Trademark as its corporate name or any part thereof in any province or municipality inside the PRC or any region outside the PRC; and (iii) it shall provide to Party A or any person designated by it any and all the materials in its possession relating to or bearing any Licensed Trademark, or amend such materials so that they do not bear any Licensed Trademark.  The provisions in this Section shall survive any termination of this Agreement.

3.                            Trademark License Filing and Registration

3.1                       Within three (3) months as from the date of effectiveness of this Agreement, the Parties shall, in accordance with the relevant provisions in the Trademark Law of the People’s Republic of China, submit a copy of this Agreement to Party A’s local administration for industry and commerce for filing and reference.  Meanwhile, Party A shall be responsible for filing this Agreement with the competent trademark office at its own expense.

3.2                       Party A agrees that it will, subject to compliance with the original intent of the relevant provisions in this Agreement, amend this Agreement or enter into a new trademark license contract as a substitute of this Agreement in order to clear such filing; provided, however, that Party A may terminate this Agreement with immediate effect where the clearance of the filing of the license as contemplated hereunder is subject to the imposition of any restriction or condition which is unacceptable to Party A or the filing of the license as contemplated hereunder is rejected, suspended or revoked.

3.3                       Upon any premature termination of this Agreement, the Parties shall immediately give a notice thereof to Party A’s local administration for industry and commerce.  Meanwhile, Party A shall give a notice thereof to the competent trademark office and go through relevant procedures as required thereby.

4.                            Use Right to the Licensed Trademarks

4.1                       Without prior written consent of Party A, Party B shall not have the right to apply for registration of any Licensed Trademark, or any trademark, service mark, any other name, symbol, word, or any packing, trade dress, color pattern or design that is identical or similar to any Licensed Trademark.

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4.2                       Other than the right to use the Licensed Trademarks in accordance with this Agreement, Party B is not granted any right hereunder.

4.3                       Party B agrees that within and after the Term, it shall not challenge the use right or any other right of Party A to the Licensed Trademarks, or the validity of this Agreement.

5.                            Protection of the Licensed Trademarks

5.1                       Party B agrees to provide Party A, or any affiliate of Party A as requested by Party A, with any and all the necessary assistance, including any and all the necessary materials or documents, for the protection of any and all of Party A’s legal interests in the Licensed Trademarks, and may not take any action that may prevent or prejudice any registration or extension in the PRC or any other jurisdiction by Party A or any of its affiliates of any Licensed Trademark or any other trademark of Party A.

5.2                       Party A may bring or defend itself against, any action for indemnity, in the name of itself, Party B or both Parties, at its sole discretion.  Party B shall immediately upon being aware of any infringement on any Licensed Trademark, notify Party A thereof in writing.  Whether to take any action against such infringement shall be left to the sole discretion of Party A.

6.                            Confidentiality

6.1                       Either Party shall keep confidential of, and without the written consent of the other Party may not disclose, give or transfer to any third party, any confidential data and information (hereinafter the “Confidential Information”) known to it or obtained by it in connection with the execution or performance of this Agreement.

6.2                       Either Party shall at the request of the other Party, return to the other Party, or destroy, or dispose of otherwise, in each case as requested by the other Party, and may not continue to use, any document, data or software that contains any Confidential Information of the other Party.

6.3                       The obligations of the Parties under this Section shall survive any termination of this Agreement.  After the termination of this Agreement, each Party shall continue to comply with the confidentiality provisions and perform its confidentiality obligations hereunder until the other Party agrees to release it from such obligations or the other Party will not as a matter of fact, be harmed in any way by any violation of the confidentiality provisions hereunder.

7.                            Taxes

7.1                       Each Party shall pay taxes to the competent tax authorities in accordance with applicable PRC laws and policies.

7.2                       In the event that either Party pays any tax on behalf of the other Party, the paying Party shall deliver the relevant tax receipt to the taxable Party and the taxable Party shall, within seven (7) as from its receipt of such tax receipt, pay the paying Party an amount equal to the tax so paid.

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8.                            Representations, Undertakings and Warranties

8.1                       Each Party hereby represents, undertakes and warrants to the other Party as follows:

8.1.1                        it is a company duly established and validly existing;

8.1.2                        it has the qualification to perform the transaction contemplated hereunder and such transaction is covered under its scope of business;

8.1.3                        it has the full power to execute this Agreement and its authorized representative has been fully authorized to execute this Agreement on its behalf;

8.1.4                        it has the capacity to perform its obligations hereunder and such performance by it does not violate any restriction in any legal document binding upon it; and

8.1.5                        it is not subject to any liquidation, dissolution or bankruptcy proceedings.

8.2                       This Agreement, upon execution, shall constitute the legal and valid obligations of the Parties enforceable in accordance with the terms hereof.

9.                            Default Liabilities

9.1                       Any direct or indirect breach by either Party of any provision in this Agreement, or any failure of either Party to assume at all or to assume in time and in full any of its obligations under this Agreement shall constitute a default hereunder.  In such case, the non-defaulting Party (the “Non-defaulting Party”) shall notify the defaulting Party (the “Defaulting Party”) in writing to cure its breach and take adequate, effective and timely measures to eliminate the effect of such breach and indemnify the Non-defaulting Party against any and all the losses caused by such breach.

9.2                       Upon the occurrence of any breach which in the reasonable and objective judgment of the Non-defaulting Party has rendered it impossible or unfair for the Non-defaulting Party to perform its respective obligations hereunder, the Non-defaulting Party shall have the right to notify the Defaulting Party in writing that the Non-defaulting Party will suspend its performance of its respective obligations hereunder until the Defaulting Party has ceased such breach, taken adequate, effective and timely measures to eliminate the effect of such breach and indemnified the Non-defaulting Party against any and all the losses caused by such breach.

9.3                       The losses of the Non-defaulting Party caused by the breach of the Defaulting Party that are indemnifiable by the Defaulting Party shall include the direct economic losses and any and all foreseeable indirect losses and incidental expenses, including without limitation, attorney fees, litigation and arbitration costs, financial expenses and travelling expenses.

10.                     Force Majeure

10.1                 A “Force Majeure Event” means an event that is beyond the reasonable control of, or

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unforeseeable or even if foreseeable but unavoidable by both Parties, and would prevent, affect or delay the performance by either Party of its respective obligations hereunder, including without limitation, a governmental act, natural disaster, war, hacker attack or any other similar event.

10.2                 The Party affected by a Force Majeure Event may suspend the performance of the obligation hereunder that is rendered unable to be performed due to the occurrence of such Force Majeure Event until the elimination of the effect of such Force Majeure Event, without any liabilities therefor; provided, however, that such Party shall try its best endeavors to overcome such Force Majeure Event and mitigate the adverse effect thereof.

10.3                 The Party affected by a Force Majeure Event shall provide the other Party with legal certificate issued by a notary public office or any other appropriate authority located in the place where such event occurs to demonstrate the occurrence of such Force Majeure Event.  Failure to provide such certificate shall entitle the other Party to bring a claim against the Party affected by such Force Majeure Event for the assumption of default liabilities.

11.                     Effectiveness, Amendment and Termination

11.1                 This Agreement shall take effect upon being signed by and affixed with the seal hereonto by the authorized representatives of both Parties and shall terminate upon the expiration of the Licensed Term specified hereunder.

11.2                 Unless otherwise specified herein, upon the occurrence of any of the following events to Party B, Party A shall have the right to forthwith terminate this Agreement on a unilateral basis by a written notice to Party B at any time:

11.2.1                            Party B commits a breach hereunder, and within thirty (30) days after the written notice of breach from Party A, fails to cure such breach, to take adequate, effective and timely measures to eliminate the effect of such breach and to indemnify Party A against any and all the losses caused by such breach;

11.2.2                            Party B becomes bankrupt or has entered into liquidation proceedings which have not been cancelled within seven (7) days; or

11.2.3                            Party B is rendered unable to perform this Agreement for more than twenty (20) consecutive days as a result of a Force Majeure Event.

11.3                 Except under the circumstances as described above, Party B agrees that Party A shall have the right to prematurely terminate this Agreement at any time for no reason by a 20-day prior written notice to Party B.

11.4                 Any premature termination of this Agreement shall not affect any right or obligation of either Party accrued hereunder prior to such termination.

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12.                    Notice

12.1                 Any notice relating to this Agreement from one Party to the other shall be in writing and delivered (i) in hand, by fax, telegraph, telex, or email, and deemed to have been properly received on the date of delivery, or (ii) by registered mail (postage prepaid) or EMS, and deemed to have been properly received three (3) days after being delivered to the postal service.

13.                     Dispute Resolution

13.1                 Any dispute between the Parties in relation to the interpretation or performance of any provision hereunder shall be resolved through amicable consultations between the Parties.

13.2                 Any dispute fails to be so resolved through such consultations shall be referred to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in accordance with its then effective arbitration rules. The arbitration proceedings shall be conducted in Beijing in Chinese.  An arbitral award by the Commission shall be final and binding upon both Parties.

13.3                 The conclusion, effectiveness, performance, interpretation and dispute resolution shall be governed by the laws of the PRC.

14.                     Miscellaneous

14.1                 This Agreement shall be executed in four (4) counterparts with equal legal force and effect, with one (1) for each Party and the remaining two (2) for trademark license filing and registration.

14.2                 Headings herein are inserted for ease of reference only and shall not affect the interpretation of any provision herein.

14.3                 The Parties may amend and supplement this Agreement by written agreements.  Any amendment or supplement to this Agreement executed by and between the Parties shall constitute an integral part hereof and shall have the equal legal force herewith.

14.4                 In case any provision in this Agreement is or becomes invalid or unenforceable in whole or in part due to noncompliance with any law or governmental regulation or otherwise, the part of such provision affected thereby shall be deemed to have been deleted from this Agreement; provided, however, that such deletion shall not affect the legal force and effect of any other part of such provision or any other provision in this Agreement.  In such case, the Parties shall negotiate for a new provision to replace such invalid or unenforceable provision.

14.5                 Unless otherwise specified herein, any failure of either Party to exercise or any delay of either Party in the exercise of any of its rights, powers or privileges hereunder shall not be deemed as a waiver of the exercise of such right, power or privilege.  Any single or partial exercise of any right, power or privilege shall not prejudice the exercise of any other right, power or privilege.

14.6                 This Agreement shall constitute the entire agreement between the Parties in respect of the subject matter of the cooperation project, and shall supersede any and all the prior

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or contemporaneous agreements, understandings and communications, oral or written, between the Parties in respect of the subject matter of the cooperation project.  Except as expressly provided herein, there does not exist any express or implicit obligation or undertaking between the Parties.

14.7                 Any matter not covered hereunder shall be subject to further negotiations between the Parties.

SINA.com Technology (China) Co., Ltd.		Guangzhou Media Message Technologies, Inc.

Signed by:	/s/ SINA.com Technology (China) Co., Ltd.	Signed by:	/s/ Guangzhou Media Message Technologies, Inc.
	Authorized Representative:		Authorized Representative:

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Exclusive Sales Agency Agreement

This Agreement is entered into on this 31st day of March, 2008 in Haidian District, Beijing, by and between the following two parties:

Party A:	Sina.com Technology (China) Co., Ltd.
Address:	Rm. 1506, Beijing Ideal International Plaza, 58 West of Northern 4th Ring Road, Haidian District, Beijing

Party B:	Guangzhou Media Message Technologies, Inc.
Address:	Rm. 1704, Tower A, Gaoke Mansion, 906 North Tianhe Road, Tianhe District, Guangzhou

Whereas:

(1)                      Party A is a limited liability company incorporated in the People’s Republic of China (hereinafter the “PRC”) and valid existing, principally engaged in technology development and technical service business of computer and Internet;

(2)                      Party B is a limited liability company registered in Guangzhou PRC, principally engaged in operation of Internet Information Service Business, Mobile Value-added Telecommunications Business and Online Advertising Business;

(3)                      For the purpose of business operation, Party B decides to empower Party A as its exclusive sales agent for all its products and services, and Party A agrees to act as the exclusive sales agent of Party B.

NOW, THEREFORE, the parties, through friendly consultation, hereby agree as follows in respect of the specific issues concerning the sales agency service provided by Party A to Party B:

1.                            Definition and Interpretation

1.1                       “Internet Information Service Business” means the business to provide web users with various information services via Internet, including but not limited to, search engines, online publishing, online games, E-mail and website construction.

1.2                       “Mobile Value-added Telecommunication Business” means the business to provide mobile users with value-added services such as mobile information service and positioning service via the service platform connected to the mobile network.

1.3                       “Online Advertising Business” means the business to publish online advertisements via Internet for customers.

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2.                            Exclusive Agent

2.1                       Party B agrees that Party A has the right to act as the exclusive sales agent for all products and services of Party B, unless Party A waives the right or Party A objectively is unable to act as the sales agent for certain product or service of Party B due to statutory provisions or restrictions of its own resources, the selling of any product or service of Party B by any means or in any territory must be conducted through the agency of Party A on an exclusive basis.

2.2                       To the extent that Party A objectively is unable to act as the sales agent for certain product or service of Party B, Party B agrees that the agency for such product or service shall be conducted by an appropriate third party solely appointed by Party A.

2.3                       Party A has the right to develop sub-agents in the territory of its agency, provided that the rights to which such sub-agents are entitled shall not exceed the rights of Party A.

2.4                       Party B further agrees, in case Party A deems necessary, Party A has the right to appoint a third party to replace Party A to act as the sales agent of products and services of Party B.

2.5                       Without prior written consent of Party A, Party B shall not have any third party other than Party A to sell or participate to sell any product or service of Party B by any means, including but not limited to agency.

3.                            Product Agency

3.1                       Party A has the right to act as the exclusive agent to sell all products and services of Party B, including but not limited to the following which is operated by Party B:

3.1.1                        all products and services in connection with the Internet Information Service Business;

3.1.2                        all products and services in connection with the Mobile Value-added Telecommunications Business;

3.1.3                        all products and services in connection with the Online Advertising Business;

3.1.4                        other products and services that Party B is introducing at present or in the future.

4.                            Territory

4.1                       The territory for agency under this Agreement includes both the territory in the geographical sense and the territory of virtual space.  The territory in the

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geographical sense means any territory within the People’s Republic of China.  The territory of virtual space means TV, Internet, mobile communication network and any other distribution network, i.e., the selling of products or services of Party B via TV, Internet, mobile communication network and any other distribution network (including, but not limited to TV shopping, online shopping, mobile shopping, etc.) shall be conducted by Party B on an exclusive basis.

5.                            Term

5.1                       The term for the agency under this Agreement commences since the Agreement becomes effective until Party B dissolves according to law.

6.                            Pricing

6.1                       The retail price for any product or service of Party B shall be determined by both parties, in case any adjustment is needed, such adjustment shall also be determined by both parties.

6.2                       In relation to any product or service of Party B, the price that Party A is entitle for agency in any case shall not exceed 40% of the retail price of such product or service (for example, if the retail price of a certern product/service of Party B is RMB 100, then the agency price to Party A shall not be higher than RMB 40, exclusive of agency expenses), or 110% of the cost of production of such product or service (for example, if the cost of prodcution of a certern product/service of Party B is RMB 10, then the agency price to Party A shall not be higher than RMB 11), whichever is lower.

7.                            Sales Support

7.1                       Party B may give assistance to Party A in marketing campaigns in its online and offline advertisings.

7.2                       Party B shall furnish Party A with necessary advertising material in connection with selling of products or services of Party A.

7.3                       The after-sale services for products or services of Party B shall be born by Party B.  Party A shall be responsible for settling any dispute caused by the fault of Party A and for corresponding liabilities on its own discretion.

8.                            Implementation

8.1                       Both parties agree to enter into the specific sales agency agreement in respect of each detailed product or service of Party B in which the detailed agency method, agency price, payment of agency expenses and other relevant issues shall be stipulated in accordance with the principles established by this Agreement.

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9.                            Confidentiality

9.1                       Either Party shall keep confidential of, and without the written consent of the other Party may not disclose, give or transfer to any third party, any confidential data and information (hereinafter the “Confidential Information”) known to it or obtained by it in connection with the execution or performance of this Agreement.

9.2                       Either Party shall at the request of the other Party, return to the other Party, or destroy, or dispose of otherwise, in each case as requested by the other Party, and may not continue to use, any document, data or software that contains any Confidential Information of the other Party.

9.3                       The obligations of the Parties under this Section shall survive any termination of this Agreement.  After the termination of this Agreement, each Party shall continue to comply with the confidentiality provisions and perform its confidentiality obligations hereunder until the other Party agrees to release it from such obligations or the other Party will not as a matter of fact, be harmed in any way by any violation of the confidentiality provisions hereunder.

10.                     Tax

10.1                 Each Party shall pay taxes to the competent tax authorities in accordance with applicable PRC laws and policies.

10.2                 In the event that either Party pays any tax on behalf of the other Party, the paying Party shall deliver the relevant tax receipt to the taxable Party and the taxable Party shall, within seven (7) as from its receipt of such tax receipt, pay the paying Party an amount equal to the tax so paid.

11.                     Representation, Undertaking and Warranty

11.1                 Each Party hereby represents, undertakes and warrants to the other Party as follows:

11.1.1                  it is a company duly established and validly existing;

11.1.2                  it has the qualification to perform the transaction contemplated hereunder and such transaction is covered under its scope of business;

11.1.3                  it has the full power to execute this Agreement and its authorized representative has been fully authorized to execute this Agreement on its behalf;

11.1.4                  it has the capacity to perform its obligations hereunder and such performance by it does not violate any restriction in any legal document binding upon it; and

11.2                 It is not subject to any liquidation, dissolution or bankruptcy proceedings.

12.                     Default Liability

12.1                 Any direct or indirect breach by either Party of any provision in this Agreement, or any failure of either Party to assume at all or to assume in time and in full any of its obligations under this Agreement shall constitute a default hereunder.  In such case,

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the non-defaulting Party (the “Non-defaulting Party”) shall notify the defaulting Party (the “Defaulting Party”) in writing to cure its breach and take adequate, effective and timely measures to eliminate the effect of such breach and indemnify the Non-defaulting Party against any and all the losses caused by such breach.

12.2                 Upon the occurrence of any breach which in the reasonable and objective judgment of the Non-defaulting Party has rendered it impossible or unfair for the Non-defaulting Party to perform its respective obligations hereunder, the Non-defaulting Party shall have the right to notify the Defaulting Party in writing that the Non-defaulting Party will suspend its performance of its respective obligations hereunder until the Defaulting Party has ceased such breach, taken adequate, effective and timely measures to eliminate the effect of such breach and indemnified the Non-defaulting Party against any and all the losses caused by such breach.

12.3                 The losses of the Non-defaulting Party caused by the breach of the Defaulting Party that are indemnifiable by the Defaulting Party shall include the direct economic losses and any and all foreseeable indirect losses and incidental expenses, including without limitation, attorney fees, litigation and arbitration costs, financial expenses and travelling expenses.

13.                     Force Majeure

13.1                 A “Force Majeure Event” means an event that is beyond the reasonable control of, or unforeseeable or even if foreseeable but unavoidable by the Parties, and would prevent, affect or delay the performance by either Party of its respective obligations hereunder, including without limitation, a governmental act, natural disaster, war, hacker attack or any other similar event.

13.2                 The Party affected by a Force Majeure Event may suspend the performance of the obligation hereunder that is rendered unable to be performed due to the occurrence of such Force Majeure Event until the elimination of the effect of such Force Majeure Event, without any liabilities therefor; provided, however, that such Party shall try its best endeavors to overcome such Force Majeure Event and mitigate the adverse effect thereof.

13.3                 The Party affected by a Force Majeure Event shall provide the other Party with legal certificate issued by a notary public office or any other appropriate authority located in the place where such event occurs to demonstrate the occurrence of such Force Majeure Event.  Failure to provide such certificate shall entitle the other Party to bring a claim against the Party affected by such Force Majeure Event for the assumption of default liabilities.

14.                     Effectiveness, Amendment and Termination

14.1                 This Agreement shall take effect upon being signed by and affixed with the seal hereonto by the authorized representatives of the Parties until the term of agency

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expires.

14.2                 Unless otherwise specified herein, upon the occurrence of any of the following events to Party B, Party A shall have the right to forthwith terminate this Agreement on a unilateral basis by a written notice to Party B at any time:

14.2.1                  Party B commits a breach hereunder, and within thirty (30) days after the written notice of breach from Party A, fails to cure such breach, to take adequate, effective and timely measures to eliminate the effect of such breach and to indemnify Party A against any and all the losses caused by such breach;

14.2.2                  Party B becomes bankrupt or has entered into liquidation proceedings which have not been cancelled within seven (7) days; or

14.2.3                  Party B is rendered unable to perform this Agreement for more than twenty (20) consecutive days as a result of a Force Majeure Event.

14.3                 Notwithstanding the aforesaid provisions, Party B agrees that Party A shall have the right to terminate this Agreement prior to the expiration at any time by twenty (20) days written notice without any reason.

14.4                 Any premature termination of this Agreement shall not affect any right or obligation of either Party accrued hereunder prior to such termination.

15.                     Serve of Notice

15.1                 Any notice relating to this Agreement from one Party to the other shall be in writing and delivered (i) in hand, by fax, telegraph, telex, or email, and deemed to have been properly received on the date of delivery, or (ii) by registered mail (postage prepaid) or EMS, and deemed to have been properly received three (3) days after being delivered to the postal service.

16.                     Disputes Resolution

16.1                 Any dispute between the Parties in relation to the interpretation or performance of any provision hereunder shall be resolved through amicable consultations between the Parties.

16.2                 Any dispute fails to be so resolved through such consultations shall be referred to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in accordance with its then effective arbitration rules. The arbitration proceedings shall be conducted in Beijing in Chinese.  An arbitral award by the Commission shall be final and binding upon both Parties.

16.3                 The conclusion, effectiveness, performance, interpretation and dispute resolution shall be governed by the laws of the PRC.

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17.                    Miscellaneous

17.1                 This Agreement shall be executed in two (2) counterparts with equal legal force and effect, with one (1) for each Party.

17.2                 Headings herein are inserted for ease of reference only and shall not affect the interpretation of any provision herein.

17.3                 The Parties may amend and supplement this Agreement by written agreements.  Any amendment or supplement to this Agreement executed by and between the Parties shall constitute an integral part hereof and shall have the equal legal force herewith.

17.4                 In case any provision in this Agreement is or becomes invalid or unenforceable in whole or in part due to noncompliance with any law or governmental regulation or otherwise, the part of such provision affected thereby shall be deemed to have been deleted from this Agreement; provided, however, that such deletion shall not affect the legal force and effect of any other part of such provision or any other provision in this Agreement.  In such case, the Parties shall negotiate for a new provision to replace such invalid or unenforceable provision.

17.5                 Unless otherwise specified herein, any failure of either Party to exercise or any delay of either Party in the exercise of any of its rights, powers or privileges hereunder shall not be deemed as a waiver of the exercise of such right, power or privilege.  Any single or partial exercise of any right, power or privilege shall not prejudice the exercise of any other right, power or privilege.

17.6                 This Agreement shall constitute the entire agreement between the Parties in respect of the subject matter of the cooperation project, and shall supersede any and all the prior or contemporaneous agreements, understandings and communications, oral or written, between the Parties in respect of the subject matter of the cooperation project.  Except as expressly provided herein, there does not exist any express or implicit obligation or undertaking between the Parties.

17.7                 Any matter not covered hereunder shall be subject to further negotiations between the Parties.

SINA.com Technology (China) Co., Ltd.	Guangzhou Media Message Technologies, Inc.

Authorized Representative:	Authorized Representative:
/s/ SINA.com Technology (China) Co., Ltd.	/s/ Guangzhou Media Message Technologies, Inc.

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